

September 26, 2023

Todd Sanders
Chief Executive Officer
Spirits Capital Corporation
100 Bayview Circle, Suite 4100
Newport Beach, CA 92660

> **Re: Spirits Capital Corporation**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed September 22, 2023**
> **File No. 024-12312**

Dear Todd Sanders:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2023 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Exhibit 2.2, page II-2

1.   Refer to your response to comment 1. We note that you have removed the forum selection provision from Exhibit 2.1 but that you have added the forum selection provision to Exhibit 2.2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative actions." Please disclose whether this provision applies to actions arising under Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We note that your forum selection provision also identifies the federal district courts as the exclusive forum for the

resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, please address the forum selection provision in your risk factors section.

Exhibit 4.1, page II-2

2. Refer to your response to comment 2. Please revise your offering circular disclosure to correctly identify the provision of the forum selection provision in Exhibit 4.1, to make the provision consistent with the forum selection provision in Exhibit 2.2 and add risk factor disclosure regarding the risks related to the forum selection provision of Exhibit 4.1.

Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets